UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 BESICORP LTD.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   086339108
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                                 (CUSIP Number)

      William J. Poltarak                                  (212) 223-0400
      Zeichner, Ellman & Krause, 575 Lexington Avenue, New York, NY 10022
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 17, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

CUSIP No.                                                     Page   of    Pages
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1     NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY).

      Michael Zinn
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |X|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        57,791
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              3,277
    EACH          --------------------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                54,791
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,177
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,068
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)   The 3rd row is for SEC internal use; please leave blank.

            Schedule 13D dated June , 1999 is amended by the Substitution of Items 4 and 7 for Items 4 and 7 in such Schedule 13D.

Item 4. Purpose of the Transaction.

      (a)   Reference is made to Item 4(b).

      (b) On June 17, 1999, the Reporting Person, on behalf of an entity to be formed for the purpose but not identified as of the date this Amendment No. 1 to Schedule 13D is being filed, offered to purchase the assets and business of the Issuer for $6.2 million. It is presently contemplated that the proposed transaction will take the form of a merger (the "Proposed Merger"), and that each Share issued and outstanding immediately prior to the Proposed Merger will be converted into (i) the right to receive approximately $45.16 in cash, and (ii) the right to receive certain additional funds upon the happening of a future, contingent event, the amount of which is not currently able to be calculated. The offer has not been accepted at the date of this Amendment No. 1.

      (c)   Reference is made to Item 4(b).

      (d) It is presently contemplated that at the conclusion of the Proposed Merger, the Board will consist of not more than three (3) persons, one of whom will be the Reporting Person. The identity of other Board members (who may or may not be current Board members), if any, has not been determined as of the date of this Amendment No. 1.

      (e)   Reference is made to Item 4(b).

      (f)   Reference is made to Item 4(b).

      (g) It is anticipated that changes will be made to either or both of the charter or by-laws of the Issuer in the Proposed Merger. As currently contemplated, the Shares of the Issuer issued and outstanding immediately prior to the Proposed Merger will be converted into cash (and certain other rights) and, consequently, an effect of the Proposed Merger will be to impede the acquisition of control of the Issuer (or the entity surviving the Proposed Merger) after the Proposed Merger because of the resulting concentration of ownership of the securities of the corporation which will survive the Proposed Merger.

      (h)   Reference is made to Items 4(b) and 4 (g).

      (i)   Reference is made to Items 4(b) and 4 (g).

      (j)   Reference is made to Items 4(b) and 4 (g).

Item 5. Interest in Securities of the Issuer.

(a) As of May 14, 1999, the Reporting Person may be deemed to beneficially own 61,068 Shares, which includes 3,277 Shares held in the name of members of his immediate family and 3,000 shares received as a distribution, reference made to Item 5(c). The Reporting Person disclaims beneficial ownership of the 3,277 Shares held in the name of members of his immediate family. The Reporting Person also disclaims beneficial ownership of the 10,000 shares of Common Stock owned by The Zinn Family Charitable Trust (the "Trust"). The Reporting Person may be deemed to beneficially own between 47.5% and 51% of the 122,057 shares of common stock estimated to be outstanding on such date (based upon Post-Effective Amendment No. 2 to the Form 10-SB of the Issuer Company, SEC File No. 000-25209), assuming that no cash was distributed in lieu of shares of Common Stock.

(b) The Reporting Person has sole voting power with respect to 57,791 Shares he owns. The Reporting Person may be deemed to share voting power with respect to 2,486 Shares held in the name of his wife, Mrs. Valerie Zinn, and 791 shares of Common Stock held in the name of his daughter, Ms. Randi Zinn. The Reporting Person disclaims beneficial ownership of the 3,277 Shares held in the name of members of his immediate family. The Reporting Person also disclaims beneficial ownership of the 10,000 shares owned by the Trust. The Reporting Person has sole dispositive power with respect to 54,791 Shares. The Reporting Person may be deemed to share dispositive power with respect to 2,486 Shares held in the name of his wife, Mrs. Valerie Zinn, and 791 Shares held in the name of his daughter, Ms. Randi Zinn. The Reporting Person disclaims beneficial ownership of the 3,277 Shares of Common Stock held in the name of members of his immediate family. The Reporting Person also disclaims beneficial ownership of the 10,000 shares owned by the Trust.

(c) On March 22, 1999 BGI distributed to the Reporting Person, his wife, Valerie Zinn, his daughter, Randi Zinn, and the Trust, 54,791, 2,386, 791 and 10,000 Shares, respectively, as part of BGI's distribution of all of the outstanding shares of Common Stock to all of the holders of BGI's common stock on a pro rata basis. No payment was required in order to obtain such shares. On May 14, 1999 in connection with the issue of the Shares to certain of its management personnel, the Issuer issued 100 Shares to Mrs. Valerie Zinn and 3,000 shares to the Reporting Person.

(d)   Not applicable.

(e)   Not applicable.

Item 7.  Material to be Filed as Exhibits

     2.  Offer from Michael Zinn to acquire the business and assets of Issuer.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this attachment is true, complete and correct.

                                                            July, 1999
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                                                              (Date)

                                                        /s/ Michael F. Zinn
                                                     ---------------------------
                                                            (Signature)

                                                            Michael F. Zinn
                                                     ---------------------------
                                                            (Name/Title)